Teva and Heptares Enter Agreement to Discover and Develop Novel,
Small-Molecule CGRP Antagonists for Treatment of Migraine

Teva to receive worldwide development and commercial rights to novel CGRP antagonists

Heptares to receive $10 million upfront with up to $400 million in potential milestone payments

Jerusalem and London, November 25, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Heptares Therapeutics (“Heptares”), a wholly owned subsidiary of Sosei Group Corporation (“Sosei”; TSE Mothers Index: 4565) announce that they have entered into a licensing and drug-discovery agreement under which Teva will receive exclusive global rights to develop, manufacture and commercialize novel, small-molecule calcitonin gene-related peptide (CGRP) antagonists discovered by Heptares for the treatment of migraine.

Under the terms of the agreement, Heptares will receive an upfront payment of $10 million, research funding, and is eligible to receive additional research, development and commercialization milestone payments of up to $400 million. In addition, Heptares will be eligible to receive royalties on net sales of products resulting from the alliance.

“We are delighted to begin this partnership with Heptares, which through its industry-leading, structure-based design approach has generated novel CGRP antagonists with significant promise for treating migraine,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “CGRP antagonism represents an exciting opportunity to treat migraine. We believe small-molecule CGRP antagonists offer further opportunities that are highly complementary to our promising candidate, TEV-48125, an anti-CGRP antibody.”

“This agreement is an exciting development for our CGRP antagonist program,” added Malcolm Weir, Chief Executive Officer of Heptares. “Teva brings world-leading clinical and commercial expertise in migraine to advance this program based on differentiated small-molecule CGRP antagonists discovered using our novel structure-based drug design technologies. The commitment Teva is making allows us to expand this promising program.”

About Migraine

Approximately 36 million people in the United States and 8 million people in Japan suffer from migraine. Migraine is three times more common in women than in men and affects more than 10 percent of people worldwide. Migraine is defined as recurring attacks of moderate to severe headache pain. The International Headache Society defines chronic migraine as more than 15 headache days per month over a three-month period of which more than eight are migraines, in the absence of medication over use. Episodic migraine is the other migraine sub-type, which is defined as less than 15 headache days per month. During migraines, people can experience varying characteristics such as being very sensitive to light and sound and may also experience nausea and vomiting. There is no absolute cure for migraine since its pathophysiology has yet to be fully understood.

About CGRP Antagonists for Migraine

Calcitonin gene-related peptide (CGRP) is released during migraine attacks and can trigger migraine in patients. CGRP is found in small to medium-sized neurons in the trigeminal ganglion and mediates its activity through G protein-coupled receptors located throughout the body. Elevated levels of CGRP are found in migraineurs during an attack and blocking CGRP activity is a validated mechanism of action for relieving pain, and also for preventing migraine.

About Heptares Therapeutics

Heptares is a clinical-stage company creating transformative medicines targeting G protein-coupled receptors (GPCRs), a superfamily of 375 receptors linked to a wide range of human diseases. Heptares proprietary structure-based drug design technology enables us to engineer drugs for highly validated, yet historically undruggable or challenging, GPCRs. Using this approach, we have built an exciting pipeline of new medicines with the potential to transform the treatment of Alzheimer’s disease, schizophrenia, cancer immuno-oncology, migraine, addiction, metabolic disease, and other indications. Pharmaceutical partners include AstraZeneca, MedImmune, MorphoSys, Takeda and Teva. Heptares is a wholly owned subsidiary of Sosei Group Corporation. For more information, please visit www.heptares.com.

HEPTARES is a registered trademark in the EU, Switzerland, US and Japan;

About Sosei

Sosei is a biopharmaceutical company originating from Japan but with global presence. Sosei’s primary business model is based on identifying novel and/or differentiated product assets or technology platforms and, through supporting these in preclinical and clinical development and establishing commercial partnerships, advancing new medicines to patients worldwide. For more information about Sosei, please visit www.sosei.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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